82-34670

Rapport intérimaire
Exercice financier 2003

Saputo

3e trimestre

Message aux actionnaires
et analyse des résultats d'exploitation et de la situation financière

C'est avec plaisir que nous vous présentons les résultats du troisième trimestre de l'exercice 2003, qui s'est terminé le 31 décembre 2002.

Faits saillants du troisième trimestre •

- Bénéfice net de 42,5 millions de dollars ou 0,41 $ (de base) par action, en hausse de 21,1 % par rapport au troisième trimestre de l'exercice 2002. Ce montant tient compte d'une charge relative à la rémunération à base d'actions d'un montant de 0,735 million de dollars ou 0,007 $ (de base) par action, contrairement à l'an dernier.

- BAIIA[1] du secteur Produits laitiers (Canada) de 51,3 millions de dollars, en hausse de 8 % comparativement à la même période l'an passé.

- BAIIA du secteur Produits laitiers (États-Unis) de 30,0 millions de dollars, en hausse de 36,4 % par rapport aux 22,0 millions de dollars du même trimestre de l'an passé.

- Prix de vente moyen par livre de fromage sur le marché américain inférieur de 14,4 %, ou 0,195 $ US la livre, par rapport à celui de la même période un an plus tôt.

- Relation plus favorable entre le coût du lait et le prix de vente par livre de fromage sur le marché américain comparativement à la même période l'an dernier.

- Impact favorable d'environ 6 millions de dollars sur le BAIIA et défavorable d'environ 25 millions de dollars sur les revenus du secteur Produits laitiers (États-Unis), dû aux conditions relatives au coût du lait et au prix du fromage sur le marché américain au cours du trimestre par rapport à la même période un an plus tôt.

- Volume de ventes du secteur Produits laitiers (États-Unis) en hausse de près de 10,5 % (11,1 % depuis le début de l'exercice) par rapport au même trimestre l'an passé.

- BAIIA du secteur Produits d'épicerie de 7,6 millions de dollars. L'an dernier, pour la même période, le BAIIA de ce secteur s'était chiffré à 8,2 millions de dollars compte tenu d'un gain de 0,845 million de dollars relatif à la vente des éléments d'actif des activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes de ce secteur.

- Flux nets de trésorerie liés aux activités d'exploitation avant la variation des éléments hors caisse du fonds de roulement d'exploitation de 56,5 millions de dollars, en hausse de 4,1 % comparativement à la même période l'an passé.

- Remboursement de 25,0 millions de dollars de dette à long terme et augmentation des emprunts bancaires de 21,4 millions de dollars.

Résultats d'exploitation •

Les revenus de la Société ont totalisé 855,3 millions de dollars pour la période de trois mois terminée le 31 décembre 2002, une baisse de 0,2 % par rapport aux 857,2 millions de dollars de la même période l'an passé. Au cours de ce trimestre, le prix de vente moyen par livre de fromage sur le marché américain, inférieur de 0,195 $ US par rapport à la même période un an plus tôt, a affecté les revenus à la baisse pour un montant d'environ 25 millions de dollars.

[1] **Mesure de calcul des résultats non conforme aux principes comptables généralement reconnus**
La Société évalue son rendement financier en se basant sur le BAIIA qui est défini comme étant le bénéfice avant intérêts, impôts sur les bénéfices et amortissement. Le BAIIA n'est pas une mesure de rendement définie par les principes comptables généralement reconnus au Canada et, par conséquent, peut ne pas être comparable à des mesures semblables présentées par d'autres sociétés.

Cette situation, combinée à la dépréciation du dollar canadien par rapport au dollar américain, a masqué l'impact favorable de l'augmentation du volume de la division américaine de notre secteur Produits laitiers sur les revenus. Après neuf mois, au 31 décembre 2002, les revenus se sont établis à 2,591 milliards de dollars comparativement à 2,624 milliards de dollars pour la même période l'an passé. L'impact défavorable sur les revenus du prix de vente moyen par livre de fromage sur le marché américain s'est chiffré, quant à lui, à environ 132 millions de dollars depuis le début de l'exercice.

Le BAIIA du troisième trimestre de l'exercice 2003 a atteint 88,0 millions de dollars (net d'une charge de 0,860 million de dollars relative à la rémunération à base d'actions) comparativement à 77,8 millions de dollars pour la même période l'an dernier, ce qui représente une hausse de 13,1 %. Cette appréciation du BAIIA provient entre autres des conditions relatives au coût du lait et au prix du fromage sur le marché américain qui, dans l'ensemble, se sont avérées plus favorables lors de ce trimestre que lors de la même période de l'exercice 2002. Les améliorations engendrées par le processus d'intégration de notre secteur Produits laitiers (Canada) ont également contribué à la hausse du BAIIA. Au cours du trimestre, nous avons dépensé environ 0,8 million de dollars relativement à des fermetures d'usines.

Pour la période de neuf mois terminée le 31 décembre 2002, le BAIIA s'est établi à 264,2 millions de dollars (net d'une charge de 2,6 millions de dollars relative à la rémunération à base d'actions) comparativement à 259,9 millions de dollars pour la même période l'an passé. Depuis le début de l'exercice, les conditions relatives au prix de vente du fromage et au coût du lait sur le marché américain ont créé un manque à gagner d'environ 14 millions de dollars en BAIIA par rapport à la même période de l'exercice précédent.

La dépense nette d'intérêts a totalisé 10,2 millions de dollars pour le trimestre comparativement à 12,8 millions de dollars pour la même période un an plus tôt, reflétant principalement les intérêts économisés compte tenu des remboursements de la dette à long terme.

Les impôts sur les bénéfices ont totalisé 17,5 millions de dollars au cours du trimestre pour un taux d'imposition effectif de 29,2 % comparativement à un taux de 26,9 % l'an passé. La variation de ce taux provient principalement de changements dans la provenance des revenus de nos différentes juridictions.

Le bénéfice net de ce trimestre a totalisé 42,5 millions de dollars (net d'une charge de 0,735 million de dollars relative à la rémunération à base d'actions) ou 0,41 $ (de base) par action, en hausse de 21,1 % sur les 35,1 millions de dollars ou 0,34 $ (de base) par action de la même période l'an passé. Depuis le début de l'exercice, le bénéfice net a totalisé 126,0 millions de dollars (net d'une charge de 2,2 millions de dollars relative à la rémunération à base d'actions) comparativement à 116,8 millions de dollars, ce qui représente une hausse de 7,9 %.

Conventions comptables •

Conformément à la suggestion de l'Institut canadien des comptables agréés (ICCA) d'utiliser la méthode de la juste valeur, la Société a comptabilisé de façon prospective dans ses résultats les paiements à base d'actions à compter du 1er avril 2002. L'effet de cette charge sur les résultats est de 0,86 million de dollars (avant impôts sur les bénéfices) pour le troisième trimestre de l'exercice 2003 et de 2,58 millions de dollars (avant impôts sur les bénéfices) pour la période de neuf mois terminée le 31 décembre 2002.

Le bénéfice de base par action et le bénéfice dilué par action ont donc été affectés par cette charge et, pour les périodes de trois et de neuf mois terminées le 31 décembre 2002, les effets de cette charge représentent respectivement 0,007 $ et 0,021 $.

Trésorerie et ressources financières •

Au cours du trimestre terminé le 31 décembre 2002, les flux de trésorerie liés aux activités d'exploitation avant la variation des éléments hors caisse du fonds de roulement d'exploitation se sont chiffrés à 56,5 millions de dollars, en hausse de 4,1 % sur les 54,3 millions de dollars de la même période un an plus tôt. Depuis le début de l'exercice, ces flux de trésorerie ont totalisé 186,3 millions de dollars, soit 5,3 % de plus que l'an passé.

La Société a utilisé ces importantes rentrées de fonds pour rembourser 95,0 millions de dollars de dette à long terme, dont 25,0 millions au cours de ce trimestre. La Société a également consacré une partie de ces sommes tirées de l'exploitation à des ajouts aux immobilisations de 47,2 millions de dollars, dont près de 15 millions de dollars au cours du trimestre terminé le 31 décembre 2002, ainsi qu'aux versements de dividendes trimestriels totalisant 26,4 millions de dollars depuis le début de l'exercice.

Au 31 décembre 2002, la Société disposait d'un fonds de roulement de 282,0 millions de dollars comparativement à 258,9 millions de dollars au 31 mars 2002. Le ratio de dette portant intérêts sur les capitaux propres est passé de 0,78 au 31 mars 2002 à 0,60 au 31 décembre 2002. En date de ce rapport, la Société disposait de facilités de crédit bancaire non utilisées d'environ 200 millions de dollars.

Au cours du trimestre, près de 55 millions de dollars de la trésorerie ont été utilisés par les éléments hors caisse du fonds de roulement, dont environ 25 millions de dollars de manière permanente par la réduction des créditeurs et des charges à payer.

Instruments financiers, risques et incertitudes •

Au 31 décembre 2002, environ 6 % de la dette à long terme était sujette à des fluctuations de taux d'intérêt, le reste étant fixé directement ou par l'entremise de contrats de crédit croisé (contrats de *swap*).

La Société réalise approximativement 36 % de son chiffre d'affaires aux États-Unis et est donc exposée à la fluctuation de devises. Les flux de trésorerie liés aux activités américaines constituent une protection naturelle contre le risque de change lié aux dettes exprimées en dollars américains. La Société est également sujette à la fluctuation du prix des denrées.

La Société évolue dans le domaine des produits comestibles destinés à un large éventail de consommateurs et agit de façon diligente avec l'ensemble de ses procédés de contrôle de qualité tout le long du processus de fabrication et de commercialisation. Pour tout autre risque auquel la Société pourrait être exposée, les contrôles actuels et les mécanismes en place permettent continuellement de les atténuer.

Perspectives •

Au Canada, tout en demeurant ouverts aux opportunités de croissance par acquisition, nous consacrerons les prochains trimestres aux dernières phases de l'intégration des activités du secteur Produits laitiers canadien, tant par l'amélioration continue de nos processus que par les fermetures d'usines annoncées antérieurement. Des coûts de rationalisation après impôts d'environ 3,7 millions de dollars, dont 1,8 million de dollars sans incidence monétaire, devront être assumés relativement à ces fermetures. Également, toute la gestion des sous-produits

dérivés de notre fabrication de fromage demeure toujours prioritaire afin d'en maximiser davantage la valeur.

En décembre dernier, le panel d'appel de l'Organisation mondiale du commerce (OMC) a rendu sa décision finale par laquelle il maintient que le système canadien d'approvisionnement en lait d'exportation commercial n'est pas conforme aux engagements pris par le Canada auprès de l'OMC. Afin de se conformer à cette décision, les transformateurs laitiers canadiens sont contraints d'exporter leurs produits à des prix qui rendent l'exportation de produits laitiers à partir du Canada non compétitive. L'exportation de sous-produits tels que le lactose et le lactosérum n'est pas affectée par cette décision. Les exportations de fromages représentent moins de 1 % de nos revenus. Pourtant, bien que n'ayant qu'un impact négligeable sur la Société, cette décision finale nous amène à réévaluer nos infrastructures canadiennes dans la perspective d'une utilisation optimale. De même, cette décision accélère notre analyse de certains scénarios d'implantation au niveau mondial dans le but d'approvisionner notre clientèle internationale.

Nous poursuivons nos efforts afin d'accroître la présence de notre division Lait dans les provinces où ses produits sont moins bien représentés, soit le Québec et l'Ontario. Nous continuons également à travailler au développement de produits à valeur ajoutée innovateurs.

Aux États-Unis, nous poursuivons nos efforts dans le but d'augmenter les volumes de ventes pour l'exercice en cours par rapport à l'exercice précédent. Bien que nous ayons dernièrement appliqué des prix de vente minimum dans certaines catégories de produits, la gestion de la volatilité des prix sur le marché américain demeure une priorité. Également, nous poursuivons énergiquement nos recherches d'acquisitions potentielles.

Pour ce qui est de notre division Boulangerie, nous avons débuté nos premières livraisons de petits gâteaux aux États-Unis en octobre dernier. Bien que satisfaits des résultats jusqu'à ce jour, l'introduction de produits dans de nouveaux marchés comporte toujours des phases d'ajustement. Nous comptons poursuivre la pénétration de ce marché de façon à lui donner encore plus d'ampleur.

Information sectorielle •

PRODUITS LAITIERS (CANADA)

Les revenus du troisième trimestre de l'exercice 2003 ont atteint 517,5 millions de dollars, une hausse de 0,3 % en comparaison des 516,2 millions de dollars du même trimestre de l'an passé. Sur une base cumulative, l'augmentation de 26,8 millions de dollars par rapport aux revenus de l'exercice précédent représente une hausse de 1,8 %. Au Canada, les revenus ne varient que très légèrement compte tenu du système réglementaire canadien qui limite les possibilités de croissance aux acquisitions.

Le BAIIA du trimestre s'est chiffré à 51,3 millions de dollars, ce qui représente une appréciation de 8 % sur les 47,5 millions de dollars de la même période un an plus tôt. La marge de BAIIA de ce secteur est passée de 9,2 % l'an dernier à 9,9 % au cours du trimestre. Ces hausses sont attribuables à l'optimisation des opérations au cours du processus d'intégration de Dairyworld, acquise en 2001. Depuis le début de l'exercice, le BAIIA a progressé de 17,1 millions de dollars pour s'établir à 149,3 millions de dollars au 31 décembre 2002, soit une augmentation de près de 13 % comparativement à la même période l'an passé. La marge de BAIIA est passée de 8,8 % pour les neuf premiers mois de l'an dernier à 9,8 % pour la période de neuf mois terminée le 31 décembre 2002.

PRODUITS LAITIERS (ÉTATS-UNIS)

Les revenus de ce trimestre se sont établis à 296,0 millions de dollars. L'an dernier, pour la même période, les revenus se situaient à 300,1 millions de dollars.

Malgré la croissance de près de 10,5 % du volume de ventes de fromage au cours de ce trimestre, nos revenus ont été affectés à la baisse pour un montant d'environ 25 millions de dollars en raison du prix de vente moyen par livre de fromage qui fut inférieur de 0,195 $ US à celui de la même période l'an passé.

Le BAIIA de ce trimestre s'est soldé à 30,0 millions de dollars, en hausse de 8 millions sur les 22,0 millions de dollars de l'exercice précédent. Il est important de souligner que les conditions relatives au coût du lait et au prix du fromage sur le marché américain, plus favorables au cours de ce trimestre que lors de la même période de l'exercice 2002, ont avantagé le BAIIA d'environ 6 millions de dollars. Ainsi, malgré que le prix de vente moyen par livre de fromage ait été inférieur de 0,195 $ US comparativement à l'an passé, il n'en demeure pas moins que sa relation avec le coût du lait a été plus avantageuse pour la Société au cours de ce trimestre par rapport à la même période un an plus tôt.

La marge de BAIIA du trimestre s'est établie à 10,1 % comparativement à 7,3 % pour le même trimestre l'an passé.

PRODUITS D'ÉPICERIE

Les revenus du troisième trimestre se sont élevés à 41,8 millions de dollars comparativement aux 41,0 millions de dollars de l'an passé.

En baisse de 0,7 million de dollars, le BAIIA s'est chiffré à 7,6 millions de dollars. Cette diminution s'explique par un gain de 0,845 million de dollars enregistré lors du troisième trimestre de l'an passé relatif à la vente des éléments d'actif des activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes.

La marge de BAIIA du troisième trimestre s'est établie à 18,2 %, soit sensiblement la même que celle de la même période l'an passé, si l'on fait abstraction du gain de 0,845 million de dollars.

Dividendes •

Le Conseil d'administration de la Société a déclaré un dividende de 0,10 $ par action, payable le 14 mars 2003 aux porteurs inscrits le 28 février 2003. Ce dividende est lié au trimestre qui a pris fin le 31 décembre 2002.

Lino Saputo
Président du Conseil d'administration
et chef de la direction

Le 12 février 2003

États consolidés des **résultats**
(non vérifiés)

(en milliers de dollars, sauf les données par action)	Pour les périodes de trois mois terminées les 31 décembre 2002	2001	Pour les périodes de neuf mois terminées les 31 décembre 2002	2001
Revenus	**855 342 $**	857 279 $	**2 591 047 $**	2 623 778 $
Coût des ventes, frais de vente et d'administration (note 2)	**767 296**	779 517	**2 326 880**	2 363 877
Bénéfice avant intérêts, amortissement et impôts sur les bénéfices	**88 046**	77 762	**264 167**	259 901
Amortissement des immobilisations	**17 796**	16 974	**53 150**	52 316
Bénéfice d'exploitation	**70 250**	60 788	**211 017**	207 585
Intérêts de la dette à long terme	**10 776**	12 842	**33 396**	41 040
Autres intérêts	**(585)**	(92)	**(1 461)**	(665)
Bénéfice, compte non tenu des impôts sur les bénéfices	**60 059**	48 038	**179 082**	167 210
Impôts sur les bénéfices	**17 523**	12 943	**53 114**	50 380
Bénéfice net	**42 536 $**	35 095 $	**125 968 $**	116 830 $
Par action (notes 4 et 5)				
Bénéfice net				
De base	**0,41 $**	0,34 $	**1,22 $**	1,14 $
Dilué	**0,41 $**	0,34 $	**1,21 $**	1,13 $

La Société a appliqué de façon prospective les recommandations de l'ICCA relatives à la rémunération et autres paiements à base d'actions, et ce, à compter du 1er avril 2002. Ces recommandations suggèrent que la méthode de comptabilisation à la juste valeur soit utilisée pour comptabiliser aux résultats la rémunération à base d'actions. La Société a donc adopté la méthode de la juste valeur pour enregistrer l'octroi des options d'achat d'actions à ses employés (note 5).

États consolidés des **bénéfices non répartis**
(non vérifiés)

Pour les périodes de neuf mois terminées les 31 décembre	**2002**	2001
(en milliers de dollars)		
Bénéfices non répartis au début de la période	**409 648 $**	271 087 $
Bénéfice net	**125 968**	116 830
Dividendes	**(26 365)**	(15 927)
Bénéfices non répartis à la fin de la période	**509 251 $**	371 990 $

Information sectorielle

(non vérifiée)

	Pour les périodes de trois mois terminées les 31 décembre		Pour les périodes de neuf mois terminées les 31 décembre	
	2002	2001	**2002**	2001
(en milliers de dollars)				
Revenus				
Produits laitiers				
Canada	**517 526 $**	516 155 $	**1 529 908 $**	1 503 079 $
États-Unis	**295 978**	300 075	**934 869**	973 939
	813 504	816 230	**2 464 777**	2 477 018
Produits d'épicerie	**41 838**	41 049	**126 270**	146 760
	855 342 $	857 279 $	**2 591 047 $**	2 623 778 $
Bénéfice avant intérêts, amortissement et impôts sur les bénéfices				
Produits laitiers				
Canada	**51 308 $**	47 526 $	**149 304 $**	132 235 $
États-Unis	**30 031**	21 990	**92 647**	101 267
	81 339	69 516	**241 951**	233 502
Produits d'épicerie	**7 567**	8 246	**24 796**	26 399
Charge relative à la rémunération à base d'actions (note 5)	**(860)**	-	**(2 580)**	-
	88 046 $	77 762 $	**264 167 $**	259 901 $
Amortissement des immobilisations				
Produits laitiers				
Canada	**7 396 $**	7 443 $	**22 027 $**	22 005 $
États-Unis	**9 025**	8 381	**27 012**	25 151
	16 421	15 824	**49 039**	47 156
Produits d'épicerie	**1 375**	1 150	**4 111**	5 160
	17 796 $	16 974 $	**53 150 $**	52 316 $
Bénéfice d'exploitation				
Produits laitiers				
Canada	**43 912 $**	40 083 $	**127 277 $**	110 230 $
États-Unis	**21 006**	13 609	**65 635**	76 116
	64 918	53 692	**192 912**	186 346
Produits d'épicerie	**6 192**	7 096	**20 685**	21 239
Charge relative à la rémunération à base d'actions (note 5)	**(860)**	-	**(2 580)**	-
	70 250 $	60 788 $	**211 017 $**	207 585 $
Intérêts	**10 191**	12 750	**31 935**	40 375
Bénéfice compte non tenu des impôts sur les bénéfices	**60 059**	48 038	**179 082**	167 210
Impôts sur les bénéfices	**17 523**	12 943	**53 114**	50 380
Bénéfice net	**42 536 $**	35 095 $	**125 968 $**	116 830 $

États consolidés des
flux de trésorerie

(non vérifiés)

(en milliers de dollars)	Pour les périodes de trois mois terminées les 31 décembre		Pour les périodes de neuf mois terminées les 31 décembre	
	2002	2001	**2002**	2001
Flux de trésorerie liés aux activités suivantes :				
Exploitation				
Bénéfice net	**42 536 $**	35 095 $	**125 968 $**	116 830 $
Éléments sans incidence sur la trésorerie				
Amortissement des immobilisations	**17 796**	16 974	**53 150**	52 316
Gain sur disposition d'immobilisations	**(143)**	(845)	**(106)**	(845)
Impôts futurs	**(3 699)**	3 099	**7 273**	8 677
	56 490	54 323	**186 285**	176 978
Variation des éléments hors caisse du fonds de roulement d'exploitation	**(54 912)**	1 413	**(31 465)**	(31 015)
	1 578	55 736	**154 820**	145 963
Investissement				
Ajouts aux immobilisations	**(14 945)**	(12 855)	**(47 204)**	(42 213)
Produit de disposition d'immobilisations	**1 568**	-	**3 086**	-
Autres éléments d'actif	**5 129**	(368)	**3 423**	(6 472)
	(8 248)	(13 223)	**(40 695)**	(48 685)
Financement				
Emprunts bancaires	**21 383**	(4 771)	**(5 374)**	(5 083)
Remboursement de la dette à long terme	**(25 000)**	(30 000)	**(95 030)**	(70 000)
Émission de capital-actions	**161**	1 696	**3 924**	5 152
Avantages sociaux futurs	**200**	(600)	**650**	(24)
Dividendes	**(10 342)**	(5 657)	**(26 365)**	(15 927)
	(13 598)	(39 332)	**(122 195)**	(85 882)
(Baisse) augmentation de la trésorerie	**(20 268)**	3 181	**(8 070)**	11 396
Incidence des écarts de taux de change	**(513)**	755	**1 958**	1 715
Encaisse au début de la période	**19 521**	15 469	**4 852**	6 294
(Découvert) encaisse à la fin de la période	**(1 260) $**	19 405 $	**(1 260) $**	19 405 $
Information complémentaire				
Intérêts payés	**18 116 $**	19 219 $	**39 254 $**	48 443 $
Impôts sur les bénéfices payés	**10 108 $**	21 180 $	**51 675 $**	50 272 $

Bilans consolidés

(en milliers de dollars)	31 décembre 2002 (non vérifié)	31 mars 2002 (vérifié)
Actif		
Actif à court terme		
Encaisse	- $	4 852 $
Débiteurs	**282 711**	272 895
Stocks	**371 707**	406 621
Impôts à recevoir	**1 862**	4 288
Actif d'impôts futurs	**13 698**	13 781
Frais payés d'avance et autres éléments d'actif	**6 072**	11 078
	676 050	713 515
Placement de portefeuille	**55 991**	55 991
Immobilisations	**644 364**	658 845
Écarts d'acquisition	**567 932**	572 375
Autres éléments d'actif (note 3)	**38 408**	41 859
Actif d'impôts futurs	**4 160**	4 090
	1 986 905 $	2 046 675 $
Passif		
Passif à court terme		
Découvert bancaire	**1 260 $**	- $
Emprunts bancaires	**23 533**	28 907
Créditeurs et charges à payer	**250 113**	305 752
Impôts à payer	**9 134**	17 393
Tranche de la dette à long terme échéant à moins d'un an	**110 000**	102 555
	394 040	454 607
Dette à long terme	**463 843**	572 570
Avantages sociaux futurs	**13 597**	12 947
Passif d'impôts futurs	**112 449**	105 963
	983 929	1 146 087
Capitaux propres		
Capital-actions (note 5)	**463 746**	459 822
Bénéfices non répartis	**509 251**	409 648
Surplus d'apport résultant de la comptabilisation de la rémunération à base d'actions	**2 205**	-
Écart de conversion de devises étrangères	**27 774**	31 118
	1 002 976	900 588
	1 986 905 $	2 046 675 $

Notes afférentes
aux états financiers consolidés
(en milliers de dollars)

1. Conventions comptables
Les états financiers consolidés non vérifiés ci-joints ont été dressés par la Société selon les principes comptables généralement reconnus au Canada appliqués de la même manière que dans les plus récents états financiers vérifiés, à l'exception de la comptabilisation prospective depuis le 1er avril 2002 de la rémunération à base d'actions décrite à la note 5. Les présents états financiers consolidés non vérifiés ne comportent pas toutes les informations et les notes requises selon les principes comptables généralement reconnus pour les états financiers annuels et devraient donc être lus avec les états financiers consolidés vérifiés et les notes y afférentes inclus dans le rapport annuel de la Société pour l'exercice terminé le 31 mars 2002.

2. Conversion des devises étrangères
Les postes de bilan des établissements autonomes situés aux États-Unis ont été convertis en dollars canadiens en utilisant les taux de change en date des bilans, alors que les postes des états des résultats ont été convertis en utilisant les taux moyens mensuels au cours des exercices. L'écart de conversion de devises étrangères, présenté dans les capitaux propres, représente le cumul des gains ou pertes de change résultant des investissements nets de la Société dans des établissements autonomes situés aux États-Unis.

Les postes des états financiers des établissements canadiens libellés en devises étrangères ont été convertis en dollars canadiens en utilisant les taux de change en date des transactions pour les éléments de revenus et dépenses, et le taux de change en date des bilans pour les éléments monétaires d'actif et de passif. Le gain ou la perte de change résultant de ces conversions est inclus à l'état des résultats sous la rubrique « Coût des ventes, frais de vente et d'administration » et est représenté par les montants suivants :

	Pour les périodes de trois mois terminées les 31 décembre		Pour les périodes de neuf mois terminées les 31 décembre	
	2002	2001	**2002**	2001
Gain (perte) de change	**43 $**	(10) $	**141 $**	- $

3. Autres éléments d'actif

	31 décembre 2002	31 mars 2002
Actif net au titre des prestations des régimes de retraite	**28 056 $**	26 561 $
Autres	**10 352**	15 298
	38 408 $	41 859 $

5. Capital-actions (suite)
Rémunération à base d'actions

La Société a appliqué de façon prospective les recommandations de l'ICCA relatives à la rémunération et autres paiements à base d'actions, et ce, à compter du 1er avril 2002. Ces recommandations suggèrent que la méthode de comptabilisation à la juste valeur soit utilisée pour comptabiliser aux résultats la rémunération à base d'actions. La Société a donc adopté la méthode de la juste valeur pour enregistrer l'octroi des options d'achat d'actions à ses employés.

Une charge au montant de 735 000 $ (860 000 $ avant impôts sur les bénéfices) relative aux options octroyées a été comptabilisée aux résultats au cours de la période de trois mois terminée le 31 décembre 2002 et de 2 205 000 $ (2 580 000 $ avant impôts sur les bénéfices) pour la période de neuf mois terminée le 31 décembre 2002.

L'effet de cette charge sur le bénéfice par action et le bénéfice dilué par action est de 0,007 $ pour la période de trois mois terminée le 31 décembre 2002 et de 0,021 $ pour la période de neuf mois terminée à la même date.

La juste valeur des options d'achat d'actions a été estimée au moyen du modèle d'évaluation Black-Scholes en fonction des hypothèses suivantes :

Taux d'intérêt sans risque :	5 %
Durée prévue des options :	7 1/2 ans
Volatilité :	20 %
Taux de dividendes :	1,4 %

6. Chiffres correspondants

La classification de certains chiffres de la période précédente a été modifiée afin de la rendre comparable à la présentation adoptée au cours de la période en cours.

4. Résultats par action

Le nombre moyen pondéré d'actions ordinaires en circulation pour la période de trois mois terminée le 31 décembre 2002 est de 103 414 128 (102 848 831 en 2001). Pour la période de neuf mois terminée le 31 décembre 2002, ce nombre est de 103 361 890 (102 706 753 en 2001).

Le nombre moyen pondéré d'actions ordinaires en circulation et d'actions à effet dilutif pouvant être émises en vertu du régime d'options d'achat d'actions de la Société est de 104 508 669 (103 558 952 en 2001).

En 2001, les calculs des résultats de base par action et des resultats dilués par action ont été ajustés rétroactivement, de façon à tenir compte du dividende en actions déclaré aux porteurs inscrits le 23 novembre 2001 qui a eu le même effet qu'un fractionnement des actions à raison de deux pour une.

5. Capital-actions

Autorisé

Le capital-actions autorisé de la Société est constitué d'un nombre illimité d'actions ordinaires et privilégiées. Les actions ordinaires sont votantes et participantes. Les actions privilégiées peuvent être émises en une ou plusieurs séries, les modalités et privilèges de chaque série devant être établis au moment de leur création.

	31 décembre 2002	31 mars 2002
Émis		
103 418 125 actions ordinaires (103 184 447 actions au 31 mars 2002)	**463 746 $**	459 822 $

Au cours de la période de neuf mois terminée le 31 décembre 2002, 233 678 actions ordinaires ont été émises pour un montant de 3 924 000 $ en vertu du régime d'options d'achat d'actions.

Régime d'options d'achat d'actions

Au cours de la période de neuf mois terminée le 31 décembre 2002, la Société a émis 934 965 options.

	Nombre	**Prix d'exercice moyen pondéré**
Solde au 31 mars 2002	**3 258 967**	**16,69 $**
Options octroyées le 1er avril 2002	**934 965**	**30,35 $**
Options levées	**(233 678)**	**16,79 $**
Options annulées	**(123 896)**	**19,36 $**
Solde au 31 décembre 2002	**3 836 358**	**19,93 $**

Interim Report
Fiscal 2003

Saputo

3rd Quarter

Message to Shareholders
and Analysis of Operating Results and Financial Position

We are pleased to present the results for the third quarter of the 2003 fiscal year, which ended December 31, 2002.

Third Quarter Highlights •

- Net earnings of $42.5 million or $0.41 (basic) per share, up 21.1% as compared to the third quarter of fiscal 2002. This amount takes into account the recording of an expense relative to stock-based compensation in the amount of $0.735 million or $0.007 (basic) per share, as opposed to last year.
- EBITDA[1] in the Dairy Products Sector (Canada) of $51.3 million, up 8% compared to the same period last year.
- EBITDA in the Dairy Products Sector (United States) of $30.0 million, up 36.4% in comparison with the $22.0 million for the same period last year.
- Average selling price per pound of cheese on the American market down 14.4%, or US$0.195 a pound, as compared to the same period last year.
- More favourable relation between the cost of milk and the selling price per pound of cheese on the American market, as compared to the same period last year.
- Favourable impact of approximately $6 million on EBITDA and unfavourable impact of roughly $25 million on revenues in the Dairy Products Sector (United States) owing to conditions relative to the cost of milk and the price of cheese during the quarter as compared to the same period the previous fiscal year.
- Sales volume in the Dairy Products Sector (United States) up nearly 10.5% (11.1% since the beginning of the fiscal year) as compared to the same quarter last year.
- EBITDA in the Grocery Products Sector of $7.6 million. Last year, for the same period, EBITDA for this sector amounted to $8.2 million, taking into account a gain of $0.845 million related to the sale of assets of the cookies, fine breads and soups manufacturing and marketing activities in this sector.
- Cash generated before changes in non-cash operating working capital items of $56.5 million, up 4.1% compared to the same period a year earlier.
- Repayment of $25.0 million in long-term debt, and an increase of $21.4 million in bank loans.

Operating Results •

Company revenues totaled $855.3 million for the quarter ended December 31, 2002, a drop of 0.2% from $857.2 million for the same period last year. In the course of the quarter, the average selling price per pound of cheese on the American market, US$0.195 lower than it was during the

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

same period last year, had a downward effect on revenues equal to approximately $25 million. This situation, combined with the depreciation of the Canadian dollar as compared to the US dollar, obscured the favourable impact in sales volume growth in the United States division of our Dairy Products Sector. At December 31, 2002, after nine months into the fiscal year, revenues are at $2.591 billion, as compared to the $2.624 billion for the corresponding period last year. The unfavourable impact in revenues of the average selling price per pound of cheese on the American market has amounted to about $132 million since the beginning of the fiscal year.

EBITDA for the third quarter of fiscal 2003 reached $88.0 million (net of an expense of $0.860 million related to stock-based compensation), compared to $77.8 million for the same period last year, an increase of 13.1%. This rise in EBITDA stems among other things from conditions relative to the cost of milk and the selling price of cheese on the American market, which, overall, turned out to be more favourable during this quarter than in the corresponding period in fiscal 2002. Improvements effectuated by the integration process in our Dairy Products Sector (Canada) also contributed to the increase in EBITDA. During the quarter we spent approximately $0.8 million related to plant closings.

For the nine-month period ended December 31, 2002, EBITDA amounted to $264.2 million (net of an expense of $2.6 million related to stock-based compensation), compared to $259.9 million for the same period last year. Since the beginning of the fiscal year, conditions relating to the selling price of cheese and the cost of milk on the American market have created a shortfall of about $14 million in EBITDA as compared with the same period of the previous fiscal year.

Net interest expense totaled $10.2 million for the quarter, compared to $12.8 million for the same period a year earlier, primarily reflecting interest saved as a result of long-term debt repayments.

Income taxes totaled $17.5 million for the quarter, for an actual tax rate of 29.2%, compared to a rate of 26.9% last year. Changes in the jurisdictions of our sources of revenues are mainly responsible for the variation in the tax rate.

Net earnings for the third quarter totaled $42.5 million (net of an expense of $0.735 million related to stock-based compensation), or $0.41 (basic) per share, an increase of 21.1% over the $35.1 million or $0.34 (basic) per share for the same period last year. Since the beginning of the fiscal year, net earnings have totaled $126.0 million (net of an expense of $2.2 million related to stock-based compensation), compared to $116.8 million in the previous year, for an increase of 7.9%.

Accounting Policies •

In conformity with the recommendation of the Canadian Institute of Chartered Accountants (CICA) to use the fair value-based method of accounting, the Company entered stock-based payments on a prospective basis in its results beginning April 1, 2002. The effect of this expense on the results is $0.860 million (before income taxes) for the third quarter of fiscal 2003 and $2.58 million (before income taxes) for the nine-month period ended December 31, 2002. Basic earnings per share and diluted earnings per share

were affected by this expense, the effects of this expense for the three- and nine-month periods ended December 31, 2002, representing $0.007 and $0.021 respectively.

Cash and Financial Resources •

During the third quarter ended December 31, 2002, cash generated before changes in non-cash operating working capital items amounted to $56.5 million, up 4.1% over the $54.3 million for the same period a year earlier. Since the beginning of the fiscal year, cash generated has totaled $186.3 million, or 5.3% more than last year.

The Company used this important cash inflow to repay $95.0 million in long-term debt, $25.0 million of that during this quarter. The Company also earmarked part of these funds for additional capital expenditures of $47.2 million, almost $15 million of these during the quarter ended December 31, 2002, as well as to the paying of quarterly dividends totaling $26.4 million since the beginning of the fiscal year.

On December 31, 2002, the Company had working capital of $282.0 million, compared to $258.9 million on March 31, 2002. The ratio of interest-bearing debt to shareholders' equity went from 0.78 on March 31, 2002, to 0.60 on December 31, 2002. As of the date of this report, the Company had unused bank credit facilities of approximately $200 million.

During the quarter, the non-cash operating working capital items used nearly $55 million from the treasury, including approximately $25 million permanently by way of reduction in accounts payable and accrued liabilities.

Financial Instruments, Risk and Uncertainty •

On December 31, 2002, approximately 6% of long-term debt was subject to interest-rate fluctuations, the rest being fixed either directly or by means of interest swap contracts.

The Company realizes approximately 36% of its sales in the United States and is therefore exposed to currency exchange fluctuations. The cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars. The Company is also subject to commodity pricing fluctuation.

The Company operates in the area of edible products intended for a broad range of consumers, and is diligent in applying all its quality-control procedures from start to finish of the process of manufacturing and marketing. For any other risks the Company could be exposed to, controls and mechanisms currently in place continuously enable the firm to reduce them.

Outlook •

In Canada, while remaining open to growth opportunities offered through acquisition, we will devote the coming quarters to the final phases of integrating Canadian Dairy Products Sector activities, both through continued improvement in our processes and through previously announced plant closings. After-tax rationalization costs of roughly $3.7 million, including a $1.8 million non-cash effect, will have to be assumed relative to these closings. The entire management of the by-products derived from our cheese manufacturing also remains a priority in order to maximize even more the value.

Last December the World Trade Organization (WTO) Appellate Body handed down its final decision in which it maintains that Canada's Commercial Export Milk system is non-compliant with Canada's WTO obligations. This decision means that Canadian dairy processors are required to export their products at prices that make the export of dairy products from Canada non-competitive. The exports of by-products such as lactose and whey are not affected by this decision. The exports of cheese represent less than 1% of our revenues. Nevertheless, although it has a negligible impact on the Company, this final decision leads us to reassess our Canadian facilities for their optimal use. Similarly, the decision accelerates our analysis of certain scenarios in which we would establish ourselves worldwide in order to supply our international clientele.

We are continuing with our efforts aimed at expanding the presence of our Milk division in provinces where its products are less represented, specifically Québec and Ontario. We will also continue to work on developing innovative value-added products.

In the United States, we are continuing with our efforts in order to increase our sales volume for the fiscal year in progress as compared to the previous year. Although we have recently applied minimum selling prices in certain product categories, managing the volatility of prices on the American market remains a priority. As well, we are energetically carrying on with our search for potential acquisitions.

With regards to our Bakery division, we made our first deliveries of snack cakes to the US this past October. Although we are satisfied with the results to date, the introduction of products to new markets always entails a period of adjustment. We intend to continue with the penetration of this market in such a way as to widen our sales scope.

Information by Sector •

DAIRY PRODUCTS (CANADA)

Revenues for the third quarter of fiscal 2003 totaled $517.5 million, an increase of 0.3% over the $516.2 for the same quarter last year. On a cumulative basis, the $26.8 million improvement over the revenues of the previous fiscal year represents an increase of 1.8%. In Canada, revenues only vary slightly, given the regulated Canadian system that limits the possibilities of growth by acquisition.

EBITDA for the quarter amounted to $51.3 million, which represents an increase of 8% over the $47.5 million for the same period a year earlier. EBITDA margin for this sector climbed from 9.2% last year to 9.9% during the quarter. These increases can be accounted for by the optimization of operations during the process of integrating Dairyworld, which was acquired in 2001. Since the beginning of the fiscal year, EBITDA has progressed from $17.1 million to total $149.3 million on December 31, 2002, an increase of nearly 13% as compared to the same period last year. EBITDA margin went from 8.8% for the first nine months of last year to 9.8% for the nine-month period ended December 31, 2002.

DAIRY PRODUCTS (UNITED STATES)

Revenues for this quarter amounted to $296.0 million. Last year, for the same period, revenues were $300.1 million.

Despite a growth of nearly 10.5% in our cheese sales volume during the quarter, our revenues took a downward turn equal to approximately

$25 million because of an average selling price per pound of cheese that was US$0.195 lower than it was during the same period last year.

EBITDA for this quarter amounted to $30.0 million, an increase of $8.0 million over the $22.0 million in the same period the previous fiscal year. It is important to point out that conditions related to the cost of milk and the price of cheese on the American market, more favourable this quarter than during the same period in fiscal 2002, benefited EBITDA by approximately $6 million. That is, despite the fact that the average selling price per pound of cheese was US$0.195 lower than last year, its relation to the price of milk was more advantageous for the Company during this quarter as compared to the same period a year earlier.

EBITDA margin for the quarter was 10.1%, compared to 7.3% for the same quarter a year ago.

GROCERY PRODUCTS

Revenues for the third quarter totaled $41.8 million, compared to $41.0 million last year.

EBITDA amounted to $7.6 million, a decline of $0.7 million. This decrease can be accounted for by a gain of $0.845 million recorded during the third quarter of last year relating to the sale of assets of the cookies, fine breads and soups manufacturing and marketing activities.

EBITDA margin for the third quarter was 18.2%, approximately the same as that for the same period last year if one disregards the gain of $0.845 million.

Dividends •

The Board of Directors of the Company declared a dividend of $0.10 per share, payable on March 14, 2003, to shareholders of record as of February 28, 2003. This dividend is for the quarter ended December 31, 2002.

Lino Saputo
Chairman of the Board
and Chief Executive Officer

February 12, 2003

Consolidated Statements of
Earnings

(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2002	2001	**2002**	2001
(in thousands of dollars, except per share amounts)				
Revenues	**$ 855,342**	$ 857,279	**$2,591,047**	$2,623,778
Cost of sales, selling and administrative expenses (Note 2)	**767,296**	779,517	**2,326,880**	2,363,877
Earnings before interest, depreciation and income taxes	**88,046**	77,762	**264,167**	259,901
Depreciation of fixed assets	**17,796**	16,974	**53,150**	52,316
Operating income	**70,250**	60,788	**211,017**	207,585
Interest on long-term debt	**10,776**	12,842	**33,396**	41,040
Other interest	**(585)**	(92)	**(1,461)**	(665)
Earnings before income taxes	**60,059**	48,038	**179,082**	167,210
Income taxes	**17,523**	12,943	**53,114**	50,380
Net earnings	**$ 42,536**	$ 35,095	**$ 125,968**	$ 116,830
Per share (Notes 4 and 5)				
Net earnings				
Basic	**$ 0.41**	$ 0.34	**$ 1.22**	$ 1.14
Diluted	**$ 0.41**	$ 0.34	**$ 1.21**	$ 1.13

The Company adopted on a prospective basis the new Canadian Institute of Chartered Accountants accounting recommendations for stock-based compensation on April 1, 2002. These recommendations propose the fair value method to record to earnings the stock options granted to employees.
The Company therefore used the fair value method accounting for employee stock-based compensation (Note 5).

Consolidated Statements of
Retained Earnings

(unaudited)

For the nine-month periods ended December 31	2002	2001
(in thousands of dollars)		
Retained earnings, beginning of period	**$ 409,648**	$ 271,087
Net earnings	**125,968**	116,830
Dividends	**(26,365)**	(15,927)
Retained earnings, end of period	**$ 509,251**	$ 371,990

Segmented Information

(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2002	2001	**2002**	2001
(in thousands of dollars)				
Revenues				
Dairy products				
Canada	**$ 517,526**	$ 516,155	**$1,529,908**	$1,503,079
United States	**295,978**	300,075	**934,869**	973,939
	813,504	816,230	**2,464,777**	2,477,018
Grocery products	**41,838**	41,049	**126,270**	146,760
	$ 855,342	$ 857,279	**$2,591,047**	$2,623,778
Earnings before interest, depreciation and income taxes				
Dairy products				
Canada	**$ 51,308**	$ 47,526	**$ 149,304**	$ 132,235
United States	**30,031**	21,990	**92,647**	101,267
	81,339	69,516	**241,951**	233,502
Grocery products	**7,567**	8,246	**24,796**	26,399
Stock-based compensation charge (Note 5)	**(860)**	-	**(2,580)**	-
	$ 88,046	$ 77,762	**$ 264,167**	$ 259,901
Depreciation of fixed assets				
Dairy products				
Canada	**$ 7,396**	$ 7,443	**$ 22,027**	$ 22,005
United States	**9,025**	8,381	**27,012**	25,151
	16,421	15,824	**49,039**	47,156
Grocery products	**1,375**	1,150	**4,111**	5,160
	$ 17,796	$ 16,974	**$ 53,150**	$ 52,316
Operating income				
Dairy products				
Canada	**$ 43,912**	$ 40,083	**$ 127,277**	$ 110,230
United States	**21,006**	13,609	**65,635**	76,116
	64,918	53,692	**192,912**	186,346
Grocery products	**6,192**	7,096	**20,685**	21,239
Stock-based compensation charge (Note 5)	**(860)**	-	**(2,580)**	-
	$ 70,250	$ 60,788	**$ 211,017**	$ 207,585
Interest	**10,191**	12,750	**31,935**	40,375
Earnings before income taxes	**60,059**	48,038	**179,082**	167,210
Income taxes	**17,523**	12,943	**53,114**	50,380
Net earnings	**$ 42,536**	$ 35,095	**$ 125,968**	$ 116,830

Consolidated Statements of

Cash Flows

(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2002	2001	**2002**	2001
(in thousands of dollars)				
Cash flows related to the following activities:				
Operating				
Net earnings	**$ 42,536**	$ 35,095	**$ 125,968**	$ 116,830
Items not affecting cash				
Depreciation of fixed assets	**17,796**	16,974	**53,150**	52,316
Gain on disposal of fixed assets	**(143)**	(845)	**(106)**	(845)
Future income taxes	**(3,699)**	3,099	**7,273**	8,677
	56,490	54,323	**186,285**	176,978
Changes in non-cash operating working capital items	**(54,912)**	1,413	**(31,465)**	(31,015)
	1,578	55,736	**154,820**	145,963
Investing				
Additions to fixed assets	**(14,945)**	(12,855)	**(47,204)**	(42,213)
Proceeds on disposals of fixed assets	**1,568**	-	**3,086**	-
Other assets	**5,129**	(368)	**3,423**	(6,472)
	(8,248)	(13,223)	**(40,695)**	(48,685)
Financing				
Bank loans	**21,383**	(4,771)	**(5,374)**	(5,083)
Repayment of long-term debt	**(25,000)**	(30,000)	**(95,030)**	(70,000)
Issuance of share capital	**161**	1,696	**3,924**	5,152
Employee future benefits	**200**	(600)	**650**	(24)
Dividends	**(10,342)**	(5,657)	**(26,365)**	(15,927)
	(13,598)	(39,332)	**(122,195)**	(85,882)
(Decrease) increase in cash	**(20,268)**	3,181	**(8,070)**	11,396
Effect of exchange rate changes	**(513)**	755	**1,958**	1,715
Cash, beginning of period	**19,521**	15,469	**4,852**	6,294
(Bank indebtedness) cash, end of period	**$ (1,260)**	$ 19,405	**$ (1,260)**	$ 19,405
Supplemental information				
Interest paid	**$ 18,116**	$ 19,219	**$ 39,254**	$ 48,443
Income taxes paid	**$ 10,108**	$ 21,180	**$ 51,675**	$ 50,272

Consolidated
Balance Sheets

(in thousands of dollars)	December 31 2002 (unaudited)	March 31 2002 (audited)
Assets		
Current assets		
Cash	$ -	$ 4,852
Receivables	**282,711**	272,895
Inventories	**371,707**	406,621
Income taxes	**1,862**	4,288
Future income taxes	**13,698**	13,781
Prepaid expenses and other assets	**6,072**	11,078
	676,050	713,515
Portfolio investment	**55,991**	55,991
Fixed assets	**644,364**	658,845
Goodwill	**567,932**	572,375
Other assets (Note 3)	**38,408**	41,859
Future income taxes	**4,160**	4,090
	$ 1,986,905	$ 2,046,675
Liabilities		
Current liabilities		
Bank indebtedness	**$ 1,260**	$ -
Bank loans	**23,533**	28,907
Accounts payable and accrued liabilities	**250,113**	305,752
Income taxes	**9,134**	17,393
Current portion of long-term debt	**110,000**	102,555
	394,040	454,607
Long-term debt	**463,843**	572,570
Employee future benefits	**13,597**	12,947
Future income taxes	**112,449**	105,963
	983,929	1,146,087
Shareholders' Equity		
Share capital (Note 5)	**463,746**	459,822
Retained earnings	**509,251**	409,648
Contributed surplus resulting from the recording of the stock-based compensation	**2,205**	-
Foreign currency translation adjustment	**27,774**	31,118
	1,002,976	900,588
	$ 1,986,905	$ 2,046,675

Notes
to the Consolidated Financial Statements
(in thousands of dollars)

1. Accounting Policies
The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and applied in the same manner as the most recently audited financial statements, with the exception of the recording of the stock-based compensation expense on a prospective basis since April 1, 2002, as described in Note 5. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2002.

2. Foreign Currency Translation
The balance sheet accounts of the self-sustaining companies operating in the United States were translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts were translated in Canadian dollars using the average monthly exchange rates in effect during the periods. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States.

Foreign currency accounts of Canadian companies were translated into Canadian dollars using the exchange rates at the balance sheet date for current assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings with "Cost of sales, selling and administrative expenses" and is represented by the following amounts:

	For the three-month periods ended December 31		**For the nine-month periods ended December 31**	
	2002	2001	**2002**	2001
Foreign exchange gain (loss)	**$ 43**	$ (10)	**$ 141**	$ -

3. Other Assets

	December 31 2002	March 31 2002
Employee pension net benefit asset	**$ 28,056**	$ 26,561
Other	**10,352**	15,298
	$ 38,408	$ 41,859

4. Earnings per Share

The weighted average number of common shares outstanding for the three-month period ended December 31, 2002 is 103,414,128 (102,848,831 in 2001). For the nine-month period ended December 31, 2002, this number is 103,361,890 (102,706,753 in 2001).

The weighted average number of common shares outstanding, including the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan is 104,508,669 (103,558,952 in 2001).

In 2001, the computations of basic and diluted earnings per share were adjusted retroactively as a result of the stock dividend declared to shareholders of record on November 23, 2001 which has the same effect as a two for one stock split.

5. Share Capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	December 31 2002	March 31 2002
Issued		
103,418,125 common shares (103,184,447 at March 31, 2002)	**$ 463,746**	$ 459,822

233,678 common shares for an amount of $3,924,000 were issued during the nine-month period ended December 31, 2002 pursuant to the share option plan.

Share Option Plan

During the nine-month period ended December 31, 2002, the Company granted 934,965 options.

	Number of options	**Weighted average exercise price**
Balance, March 31, 2002	**3,258,967**	**$ 16.69**
Options granted on April 1, 2002	**934,965**	**$ 30.35**
Options exercised	**(233,678)**	**$ 16.79**
Options cancelled	**(123,896)**	**$ 19.36**
Balance, December 31, 2002	**3,836,358**	**$ 19.93**

5. Share Capital (cont'd)

Stock-Based Compensation

The Company adopted on a prospective basis the new Canadian Institute of Chartered Accountants accounting recommendations for stock-based compensation on April 1, 2002. These recommendations propose the fair value method to record to earnings the stock options granted to employees. The Company therefore used the fair value method accounting for employee stock-based compensation.

The Company recorded a $735,000 ($860,000 before income taxes) and a $2,205,000 ($2,580,000 before income taxes) expense related to options granted for the three-month and nine-month periods ended December 31, 2002 respectively.

The effect of the expense on basic earnings per share and fully diluted earnings per share is $0.007 for the three-month period ended December 31, 2002 and $0.021 for the nine-month period ended on the same date.

The fair value of share purchase options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate:	5%
Expected life of options:	7 1/2 years
Volatility:	20%
Dividend rate:	1.4%

6. Comparative Figures

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.